FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For November 19, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                Form 20-F [ X ]                 Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                Yes [   ]                       No  [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


Exhibit      Date                     Description of Exhibit
-------      ----                     ----------------------
   1      11/19/2003    IIJ Announces Repurchase and Cancellation of
                        Convertible Notes

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Internet Initiative Japan Inc.


Date: November 19, 2003                 /s/  Koichi Suzuki
                                        --------------------------------
                                        Koichi Suzuki
                                        President, Chief Executive Officer and
                                        Representative Director

EXHIBIT 1


    IIJ Announces Repurchase and Cancellation of Convertible Notes

    TOKYO--(BUSINESS WIRE)--Nov. 19, 2003--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJIE) today announced that it has repurchased a portion of its convertible notes in the open market and cancelled them as follows.

1. Type of notes: Internet Initiative Japan Inc. 1.75% Convertible
                  Notes
                  Due 2005 (the "Notes")
                  ISIN: XS0109583426 and XS0109583699

2. The principal
    amount of
    repurchased
    and cancelled
    notes:        JPY 3,168 million

3. Date of
    cancellation: November 19, 2003

4. Principal amount of
    notes outstanding
    after cancellation
    of the repurchased
    notes:              JPY 11,832 million

5. Financial effect from the repurchase and cancellation of the notes:

    The repurchase and cancellation of the notes will have a positive impact on IIJ's "other income" of JPY 120.5 million in the third quarter of the year ending March 31, 2004. This impact includes a reduction in annual coupon payments on the outstanding notes of approximately JPY 81 million until the maturity date of March 31, 2005. Cash and long-term debt in our balance sheet was reduced by JPY 3,168 million.


(Reference)
About Internet Initiative Japan Inc. 1.75% Convertible Notes due 2005

Date of issuance:                                 April 11, 2000

The original aggregate principal amount of notes: JPY 15,000 million

Maturity date:                                    March 31, 2005

Coupon:                                           1.75% per annum

Conversion price:                                 JPY 19,874,689


    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJIE) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to Internet Initiative Japan Inc's most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

    CONTACT: IIJ
             Investor Relations Office
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/